

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 9, 2017

Nicholas Galan
Chief Executive Officer
Xplosion, Inc.
468 North Camden Drive
Suite 223
Beverly Hills, CA 90210

> **Re: Xplosion, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 17, 2017**
> **File No. 333-215568**

Dear Mr. Galan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please remove the statement that you "will not receive any proceeds from the resale of shares of common stock by the selling stockholders," inasmuch as this is not a shareholder offering. Please also reconcile your statement that "any broker or dealer participating in such sales may be deemed to be an underwriter" with your statements

elsewhere that this is a self-underwritten offering and your sole officer and director is relying on Rule 3a4-1 under the Exchange Act to conduct these sales without registering as a broker.

Risk Factors

Risks Associated with Our Common Stock, page 12

3. Please include a risk factor discussing the risks associated with investors' lack of voting control following the offering. In this regard, we note that it appears that Mr. Galan will own the majority of your outstanding common stock following the offering.

Dilution, page 18

4. Please revise the heading of the dilution column of the second scenario which assumes the completion of the maximum offering of 6,000,000 shares of common stock. In this regard, the heading of the second scenario reads "100% (Maximum) 3,000,000 shares."

5. Please present a table that includes a comparison of the public contribution under the proposed offering and the effective-cash contribution provided by officers, directors, promoters and affiliated persons of common equity acquired by them during the past five years. See Item 506 of Regulation S-K.

Description of Business

Our Company and Our Business, page 21

6. Please disclose any annual minimum purchase targets that you must meet to maintain the Exclusive Global Rights Agreement. In this regard, we note the disclosure in Note 2 to your audited financial statements.

7. Please enhance your disclosure to quantify each of the 50% deposits paid by you to acquire units for distribution by you and by Vibe 9 Ventures. Please make conforming changes throughout your prospectus. Please also disclose whether you received any consideration from Vibe 9 Ventures as part of the Exclusive Distribution Agreement.

8. We note that on November 1, 2016, you entered into a Loan Agreement with Best Uni Peak Services Inc., pursuant to which you obtained an interest-bearing revolving loan facility of up to $150,000. We also note that a net of $44,518 has been advanced to you through January 5, 2017. Please disclose your use of proceeds from the loan facility and your intended use of proceeds in the future.

Products and Services, page 23

9. Please tell us why you believe the 19 "marketing and instructional images" should be included in this prospectus, or revise to remove images that do not provide investors with information necessary to understanding your business.

Sales and Marketing Strategy, page 34

10. Please provide additional detail about your engagement with Throb, LLC. Please disclose whether this engagement is ongoing and briefly describe the material terms of such agreement. If material, please file as an exhibit the agreement, if any, by which you engaged Throb LLC. Refer to Item 601(b)(10) of Regulation S-K.

11. Please revise this section to provide additional information about which of the described marketing strategies you plan to focus on going forward.

12. Please disclose the basis for your statements that Lotus823 is "an award winning PR firm," and that Gun Oil is "one of the largest sex lubricant companies in the world."

Distribution and Fulfillment, page 37

13. Please identify the relevant geographic markets in which you intend to compete. Refer to Item 101(h)(4)(i) of Regulation S-K.

Government Regulation, page 39

14. Please clarify your disclosure to explain your "UL" certification, and how this certification relates to your product.

Market and Competition, page 40

15. Please disclose the basis for you statements regarding your competitive position. For example, please provide us with the sources for the quantity of products sold by your competitors, your statement that the Autoblow 2 has been described by the producer himself as very noisy, and that few comparable products offer multi-user possibilities. Please also tell us why you believe references to products sold by your competitors, which aren't necessarily indicative of the number of products that you will sell, are appropriate.

Audited Financial Statements, page F-2

16. Please revise to indicate the actual date of inception for the Company. In this regard, we note that the audit report discloses an inception date of October 1, 2015, although your financial statements reflect an inception date of October 6, 2015.

17. The financial statements you present in the filing from October 6, 2015 through October 31, 2016 are greater than 12 months. In this regard, it appears you have two financial statement periods that are combined into a period which exceeds 12 months, for example your inception through October 31, 2015, and November 1, 2015 through October 31, 2016. If the period from inception to October 31, 2015 contains no activity, you may disclose that in a footnote to the audited financial statements. If not, then please revise to comply with the requirement of Rule 3-06 of Regulation S-X that fiscal years cannot exceed 12 months.

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

18. Explain to us the reasons for, and revise your disclosure to indicate how you anticipate, recognition of sales of your product under the distribution agreement with Interactive on a gross or net basis. Please revise to clarify your arrangement with Interactive, including whether you will take ownership of inventory and explain to us your consideration of the guidance in ASC 605-45. Please also explain to us how your policy on revenue recognition correlates with your anticipated method of distribution and fulfillment as discussed on page 37.

19. Tell us and revise your revenue recognition disclosure to explain how you will account for sales and recognize revenue under the sub-distribution agreement with Vibe 9 Ventures you disclose in note 4 and page 45.

20. Please disclose the nature of your accounts receivable balance as of October 31, 2016. Please ensure your disclosure addresses how these receivables were generated given that you have no revenue to date. Please specifically advise if any accounts receivable were recorded as deferred revenue.

21. Deferred revenue represents approximately 61% of your total liabilities as of October 31, 2016. Please revise your footnote disclosures to clarify the nature and material components of deferred revenue. You should also provide a discussion in management's discussion and analysis of financial position as to whether this represents backlog and when you expect to record the revenue related to these deferred amounts.

Intangible Assets, page F-8

22. You state under this caption that amortization of distribution costs is over the estimated useful lives of 3 years from the effective commencement date. However, the Exclusive Global Rights agreement discussed at the top of page 22 and Note 2 suggests the amortizable life is 4 years and your amortization expense also appears to be based on a 4 year life. In addition, you state that amortization expense is included in cost of revenue yet there is no caption entitled cost of revenue. Please review this disclosure for accuracy

as to life and clarify it to be consistent with the financial statement classification of the related expense.

Management's Discussion and Analysis of Financial Position and Results of Operations:

Plan of Operation, page 44

23. We note your disclosure that, over the next 12 to 15 months, you plan to: (i) complete the development of your website and e-commerce platform; (ii) begin phase 1 of your marketing plan; and (iii) acquire your initial product inventory and initiate product sales. In your Prospectus Summary and in the description of your business, you indicate that, over the next 12 months, you plan to acquire or develop more lifestyle enhancement products to add to your product line. Please indicate in your Plan of Operation that you plan on acquiring or developing new products over the next 12 to 15 months, or remove this reference from your prospectus. Please also include a timeline for the activities that you plan to complete.

Going Concern, page 48

24. You disclose in this section that, in the event you are unable to secure additional capital, you estimate that you will be able to continue to sustain nominal operations for a period of 6 to 9 months from the date of this prospectus. Elsewhere in your prospectus, you indicate that if you did not receive any additional funds, including funds from the offering, you could continue in business for the next 12 months. Please revise for consistency.

Security Ownership of Certain Beneficial Owners, page 53

25. Please briefly describe how Mr. Galan acquired his shares.

Certain Relationships and Related Transactions, page 53

26. You disclose in this section that there are no related party transactions exceeding one percent of the average of your total assets at year-end in which any of your directors, executive officers, or beneficial holders of more than 5% of your outstanding shares has had or will have any direct or material indirect interest. In Note 5 to your Financial Statements, you disclose that during the year ended October 31, 2016, "an officer and director of the Company advances $10,429" to the Company. Please revise for consistency and provide the disclosure required by Item 401 of Regulation S-K.

Exhibit 23.2

27. Your independent auditor's consent refers to the audit report dated January 13, 2017 on your financial statements as of and for the year ended October 31, 2016. However, we

note that the audit report included on page F-1 of your S-1 is dated January 17, 2017. Please have your independent auditor provide a currently dated consent which references the correct audit report date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or James Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products